CHARTER

FOR

THE COMPENSATION COMMITTEE

OF

THE BOARD OF DIRECTORS

OF

MIDWAY GOLD CORP.

I.

MANDATE

The Compensation Committee is a committee of the Board of Directors with the primary function to assist the Board of Directors in fulfilling its oversight responsibilities by:

•

Reviewing and approving and then recommending to the Board of Directors salary, bonus, and other benefits, direct or indirect, and any change control packages of the Chairperson of the Board of Directors (if any), the President, the Chief Executive Officer and other members of the senior management team;

•

Recommendation of salary guidelines to the Board of Directors; and

•

Administration of the Company’s compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by the Company from time-to-time.

II.

COMPOSITION AND MEETINGS

The Compensation Committee shall be comprised at all times of three or more directors as determined by the Board of Directors, each of whom shall be independent directors in accordance with Multilateral Instrument 58-201 and Section 121A of the AMEX Company Guide. Each member will have, to the satisfaction of the Board of Directors, sufficient skills and/or experience which are relevant and will be of contribution to the carrying out of the mandate of the Compensation Committee.

The members of the Compensation Committee shall be elected by the Board of Directors at the annual organizational meeting of the Board of Directors or until their successors are duly elected and qualified.  The Board of Directors may remove a member of the Compensation Committee at any time in its sole discretion by resolution of the Board of Directors.  Unless a Chairperson is elected by the full Board of Directors, the members of the Compensation Committee may designate a Chairperson by majority vote of the full membership of the Compensation Committee.

The Compensation Committee shall meet at least once annually or more frequently as circumstances require.  The Compensation Committee may ask members of management or others to attend meetings or to provide information as necessary.  The Compensation Committee may retain the services of outside compensation specialists to the extent required.

Quorum for the transaction of business at any meeting of the Compensation Committee shall be a majority of the number of members of the Compensation Committee or such greater number as the Compensation Committee shall by resolution determine.

Meetings of the Compensation Committee shall be held from time to time as the Compensation Committee or the Chairperson of the Compensation Committee shall determine upon 48 hours notice to each of its members.  The notice period may be waived by a quorum of the Compensation Committee.

III.

RESPONSIBILITIES AND DUTIES

Responsibilities, duties and powers of the Compensation Committee include:

1.

Annually reviewing and revising this Charter as necessary with the approval of the Board of Directors.

2.

Providing annual reports to the Board of Directors on compensation matters.

3.

Annually reviewing and making recommendations to the Board of Directors upon the recommendation of members of senior management with respect to the Company’s overall compensation and benefits philosophies and programs for employees, including base salaries, bonus and any incentive plans, deferred compensation and retirement plans and share purchase or issuance plans including stock options.  As part of its review process, the Compensation Committee will review peer group and other industry compensation data reported through surveys and other sources.

4.

Annually reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer’s and other members of the senior management team’s compensation and evaluating their performance in light of those corporate goals and objectives.  Based on such evaluation, annually reviewing and making recommendations to the Board of Directors with respect to compensation and benefit programs for the Chief Executive Officer and doing same for other members of the senior management team including base salaries, bonuses or other performance incentives and stock options.  In setting the salary of the Chief Executive Officer and other members of the senior management team, the Compensation Committee will take into consideration salaries paid to others in similar positions in the Company’s industry.

5.

Reviewing and making recommendations to the Board of Directors with respect to the implementation or variation of stock option plans, share purchase plans, restricted share plans, compensation and incentive plans and retirement plans.  The number of options, restricted shares or other compensation granted will give consideration to the potential contribution an individual may make to the Company’s success.

6.

The Compensation Committee shall prepare a report on executive compensation on an annual basis in connection with the preparation of the Company’s annual information circular or as otherwise required pursuant to applicable securities laws.  The Compensation Committee is also responsible to review all other executive compensation disclosure before it is filed with regulators and/or made public.

7.

The Compensation Committee is responsible for reviewing and recommending to the Board of Directors the compensation of the Board of Directors including, annual retainer, meeting fees, option grants and other benefits conferred upon the Board of Directors.

8.

The Compensation Committee is responsible for viewing and submitting to the Board of Directors as a whole, recommendations concerning executive compensation and compensation plan matters.  Unless such matters are delegated specifically to the Compensation Committee, the Compensation Committee shall only make recommendations to the Board of Directors for their consideration and approval, if appropriate.  The Board of Directors will have the responsibility to instruct management to implement the directives.

9.

The Compensation Committee may engage and compensate any outside advisor that it determines to be necessary from time to time to carry out its responsibilities.